FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: July 5, 2006

(Translation)

July 5, 2006

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Diane Foley
Corporate Communications Division
+81-3-3798-6511

Notification regarding Partial Revisions with respect to

“Announcement as to the Stock Acquisition Rights for Stock Option Plan”

NEC Corporation (“NEC”) resolved at the meeting of the Board of Directors, that revisions be made to the “Announcement as to the Stock Acquisition Rights for Stock Option Plan” announced on June 28, 2006, as follows:

Original	Revised

1. Total number of NEC shares to be issued or acquired upon exercise of the Stock Acquisition Rights 301,000 shares of NEC’s common stock (1,000 shares per one Stock Acquisition Right)	1. Total number of NEC shares to be issued or acquired upon exercise of the Stock Acquisition Rights 307,000 shares of NEC’s common stock (1,000 shares per one Stock Acquisition Right)

2. Number of the Stock Acquisition Rights to be issued 301 units	2. Number of the Stock Acquisition Rights to be issued 307 units

3.      Persons to whom the Stock Acquisition Rights will be allotted

Directors (15 persons), Corporate Officers (42 persons), Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers (76 persons) and full-time presidents of NEC’s subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) that are important to NEC and its group companies’ business strategy (34 persons), who will be in office as of the date of the allotment of the Stock Acquisition Rights (July 10, 2006).

3.      Persons to whom the Stock Acquisition Rights will be allotted

Directors (15 persons), Corporate Officers (42 persons), Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers (82 persons) and full-time presidents of NEC’s subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) that are important to NEC and its group companies’ business strategy (34 persons), who will be in office as of the date of the allotment of the Stock Acquisition Rights (July 10, 2006).

***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.